EXHIBIT 99.2

FIRST FEDERAL CAPITAL CORP
STOCK OPTION CONVERSION AGREEMENT

This Agreement is made and entered into as of October __, 2004 by and between First Federal Capital Corp, a Wisconsin corporation ("First Federal") and ________________ (the "Optionee").

Premises

A.	The Optionee has received the options listed in Section 1 below under a First Federal stock option plan ("First Federal Options").

B.	Pursuant to Section 1.10 of the Agreement and Plan of Merger, dated as of April 27, 2004, as amended (the "Merger Agreement"), between Associated Banc-Corp ("Associated")and First Federal, as of the Effective Time of the merger contemplated by the Merger Agreement (the "Effective Time"), each of the First Federal Options held by the Optionee will be converted, at the Optionee’s election, into either (i) new options to purchase shares of common stock of Associated ("Associated Options"), or (ii) the right to receive cash; provided that First Federal Options issued after April 1, 2004 will only be converted into the right to receive cash.

C.	First Federal and the Optionee wish to enter into an agreement identifying which First Federal Options will be converted into Associated Options and which First Federal Options will be converted into the right to receive cash.

Agreement

NOW, THEREFORE, in consideration of the covenants and agreements set forth below, the parties hereto agree as follows:

1.	First Federal Options. First Federal and Optionee agree that the Optionee holds, as of the date of this Agreement, the following First Federal Options:

Grant Date	Shares Subject to Option Grant	Option Exercise Price	Type of Option

2.	Conversion to Associated Options. First Federal and Optionee agree that the Optionee may elect to convert, as of the Effective Time, each of the Optionee’s First Federal Options (other than any First Federal Options issued after April 1, 2004) into Associated Options to purchase that number of Associated shares equal to (a) the number of shares of common stock of First Federal subject to the First Federal Option immediately prior to the Effective Time multiplied by (b) 0.9525 (the "Exchange Ratio"), rounding fractional shares down to the nearest whole share, with the exercise price per share of Associated common stock under each Associated Option equal to the exercise price per share of the First Federal Option that the Associated Option replaces divided by the Exchange Ratio (rounded down to the nearest whole cent, unless such rounding down to the nearest whole cent will cause an option which is an incentive stock option to be modified within the meaning of Section 424(h) of the Internal Revenue Code, in which case the exercise price shall be rounded up to the nearest whole cent). The Associated Option shall have the same duration as the First Federal Option it replaces and shall be fully vested at the time of the merger between Associated and First Federal.

3.	Cash Conversion. First Federal and the Optionee also agree that any First Federal Options not converted into Associated Options will be converted, as of the Effective Time, into the right to receive cash in an amount (less applicable withholding) equal to the number of shares of First Federal common stock subject to the First Federal Option multiplied by the amount by which the Exchange Ratio times the Associated common stock closing price on the date of the Effective Time exceeds the exercise price for such First Federal common stock under the terms of the First Federal Option.

4.	Tax Consequences. The Optionee has been provided by First Federal with general information regarding the tax consequences and stock option plan consequences of the conversion alternatives described in Sections 2 and 3 of this Agreement. Optionee acknowledges having been advised to consult a tax advisor with respect to the Optionee’s election and to review the stock option plans and agreements before making the election.

5.	Withholding. Optionee acknowledges that any amounts received pursuant to the cash conversion pursuant to Section 3 of this Agreement will be subject to withholding and that the Optionee may be subject to withholding on any gain realized with respect to any Associated Options issued pursuant to Section 2 of this Agreement when such options are exercised.

6.	Irrevocability. Optionee understands that the election made pursuant to this Agreement is irrevocable and extinguishes all of the Optionee’s rights with respect to the First Federal Options except as expressly provided in this Agreement.

7.	Optionee Election. The Optionee’s First Federal Options (other than any First Federal Options issued to the Optionee after April 1, 2004 which will only be converted into the right to receive cash) shall be converted into Associated Options or into the right to receive cash as follows: (Please mark one box and, if Box C is elected, complete the necessary information):

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[  ]  A.  All of Optionee’s First Federal Options will be converted to the right to receive cash pursuant to the methodology described in Section 3 of this Agreement.

[  ]  B.  All of the Optionee’s First Federal Options will be converted to Associated Options pursuant to the methodology described in Section 2 of this Agreement.

[  ]  C.  A part of the Optionee’s options will be converted into Associated Options and a part will be converted into the right to receive cash as follows:

(i)	The following options shall be converted to the right to receive cash pursuant to the methodology described in Section 3 of this Agreement:

Grant Date	Shares Subject to Option	Option Exercise Price	Type of Option

(ii)    The following options will be converted into Associated Options pursuant to the methodology described in Section 2 of this Agreement:

Grant Date	Shares Subject to Option	Option Exercise Price	Type of Option

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8.	The Optionee's right to receive Associated options or cash as provided herein is subject to the completion of the merger between Associated and First Federal pursuant to the Merger Agreement.

IN WITNESS WHEREOF, First Federal has caused this Agreement to be executed by its duly authorized officers and the Optionee has executed this Agreement, all as of the date and year first above written.

ATTEST: ____________________	FIRST FEDERAL CAPITAL CORP By:_____________________________ Its__________________________

ATTEST: ____________________	OPTIONEE: ________________________________ Social Security No. _________________

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